Exhibit 3.144

LIMITED LIABILITY COMPANY AGREEMENT

OF

FIRST DATA SOLUTIONS, L.L.C.

This Limited Liability Company Agreement (this “Agreement”) of First Data Solutions, L.L.C. (the “Company”) is entered into as of February 28, 2006 by and between the Company and First Data Integrated Services, Inc. (the “Member”).

The Company has been organized as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act, as amended (the “Act”), by the filing of a Certificate of Formation (the “Certificate of Formation”) with the Secretary of State of the State of Delaware.

The Company and the Member hereby agree as follows:

1.               Name. The name of the limited liability company is First Data Solutions, L.L.C.

2.               Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3.               Registered Office. The address of the registered office of the Company is set forth in the Certificate of Formation.

4.               Registered Agent. The name and address of the registered agent of the Company for service of process on the Company is set forth in the Certificate of Formation.

5.               Membership Interests. The names of the Member and its membership interest in the Company are as follows:

Name	Membership Interests
First Data Integrated Services, Inc.	100% Membership Interest

6.             Powers. The business and affairs of the Company shall be managed by the Members. The Members, upon a unanimous vote or written consent, shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by Members under the laws of the State of Delaware.

7.               Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the unanimous vote or written consent of the Members, (b) at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Act, or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

8.               Distributions. Distributions shall be made to the Members at the times and in the aggregate amounts determined by the unanimous vote or written consent of the Members. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to a Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law.

9.               Admission of Additional Members. One (1) or more additional members of the Company may be admitted to the Company with the unanimous vote or written consent of the Members.

10.             Liability of Members. The Members shall not have any liability for the obligations or liabilities of the Company except to the extent provided in the Act.

11.             Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the 28th day of February, 2006.

First Data Solutions, L.L.C.

By:	/s/ Joseph C. Mullin
Name: Joseph C. Mullin
Title: Assistant Secretary

First Data Integrated Services, Inc.

By:	/s/ Joseph C. Mullin
Name: Joseph C. Mullin
Title: Assistant Secretary